September 9, 2011

Mr. Matt S. McNair
Attorney-Adviser
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Cornerstone Bancshares, Inc.
 Form 10-K for Fiscal Year Ended December 31, 2010
 Filed March 31, 2011
 Form 10-Q for Fiscal Quarter Ended March 31, 2011
 Filed May 16, 2011
 File No. 000-30497

Dear Mr. McNair:

In reference to your comment letter of August 10, 2011 and with respect to your examination of Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011 of Cornerstone Bancshares, Inc. (“Cornerstone”), this letter sets forth our response to each comment, numbered to correspond to the Staff’s letter:

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.	Please file the Item 5.07 Form 8-K identifying the voting results of your 2011 annual meeting for the election of directors.

Cornerstone’s Response:

Cornerstone completed and filed a Form 8-K indentifying the voting results of our 2011 annual meeting for the election of directors on September 9, 2011.

2.
Please revise future filings to discuss in greater detail the formal agreements with your financial regulators.  In particular, provide a summary of all provisions, current compliance with each provision, management’s view of the material impact on future operations relating to the actions taken in response to the formal agreements and the potential consequences if there is a failure to comply with the agreements.

Cornerstone’s Response:

In future filings, Cornerstone will include the following information:

On April 2, 2010, Cornerstone Community Bank (the "Bank"), the wholly owned subsidiary bank of Cornerstone, entered into a Stipulation to the Issuance of a Consent Order (the "Stipulation") with the Federal Deposit Insurance Corporation (the "FDIC").  Pursuant to the Stipulation, the Bank has consented, without admitting or denying any charges of unsafe or unsound banking practices or violations of law or regulations, to the issuance of a Consent Order (the "Order") by the FDIC, also effective as of April 2, 2010.  On April 8, 2010, the Bank also executed a written agreement (the "Agreement") with the Tennessee Department of Financial Institutions ("TDFI").

The Order and the Agreement (collectively, the "Action Plans") contain substantially similar terms and are based on the findings of the FDIC and TDFI during their joint examination of the Bank commenced on October 8, 2009 (the "Examination"), as disclosed in the Joint Report of Examination (the "Report").  The Order and the Agreement represent agreements between the Bank, on the one hand, and the FDIC and the TDFI, respectively, on the other hand, as to areas of the Bank's operations that warrant improvement and present plans for making those improvements.  The Action Plans impose no fines or penalties on the Bank.

Under the terms of each Action Plan, the Bank cannot declare or pay cash dividends without the prior written consent of certain officials of the FDIC and the TDFI (the "Joint Officials").  In addition, the Bank is restricted from extending additional credit to certain borrowers whose existing credit has been classified as "loss," "doubtful" or "substandard" or has been charged off the books of the Bank and, in each case, is uncollected.  The Action Plans further require, at varying times following their respective effective dates, the Bank (or its board of directors, as appropriate) to (i) establish a committee comprised of a majority of non-employee directors to oversee the Bank's compliance with the Action Plans; (ii) prepare and implement a written capital plan to increase the Bank's Tier I Capital and achieve and maintain specified capital ratios, containing a contingency plan (including a plan to sell or merge the Bank) for implementation upon written notice from the Joint Officials in certain events; (iii) retain a bank consultant to develop a written management and staffing plan for implementation by the Bank; (iv) develop and implement specified policies and/or procedures addressing interest rate risk, appraisal weaknesses and credit underwriting and loan administration deficiencies; (v) develop and implement a written plan addressing liquidity and related measures and objectives; (vi) eliminate certain assets classified as "loss" by the FDIC or the TDFI; (vii) formulate and implement certain written plans, including an annual profit plan and budget, a comprehensive strategic plan, a plan to reduce certain impaired assets identified during the Examination, and a plan for the reduction and collection of delinquent loans; (viii) implement a system of monitoring loan documentation exceptions on an ongoing basis and implement procedures designed to reduce their future occurrence; and (ix) eliminate and/or correct the deficiencies and technical exceptions, violations of law and regulation and contraventions of policy noted in the Report.  The Agreement would further require the Bank to develop and implement a written plan for the continued administration of its IT risk management practices and controls.

The Bank is required to provide written progress reports to the Joint Officials on a quarterly basis until such time as the requirements of the Action Plans have been accomplished and the FDIC has released the Bank in writing from such obligation.  The Order and the Agreement will remain in effect until modified or terminated by the FDIC or the TDFI, respectively.

The Bank is in substantial compliance with the terms of the Action Plans.  The Bank has provided quarterly written progress reports to the Joint Officials.  The status of the Bank's compliance with the specific actions required by the Action Plans is discussed in further detail below.

The Bank's board of directors established a Consent Order Compliance Committee (the "Committee") comprised of a majority of non-employee directors to oversee the Bank's compliance with the Action Plans.  The Committee's first meeting was held in May, 2010.  The Committee has met monthly since that time and intends to meet monthly until the Bank's responsibilities and obligations under the Action Plans have been fulfilled.

The Bank has prepared and is implementing a capital plan.  In furtherance of such capital plan, Cornerstone commenced a public offering in June, 2010 of Cornerstone’s Series A Convertible Preferred Stock (the "Preferred Shares").  Pursuant to the offering, Cornerstone is selling up to 600,000 Preferred Shares at a price of $25.00 per share.

Cornerstone anticipates that the offering will continue to be effective until December 31, 2011.  To date, Cornerstone has raised approximately $7.2 million.

The Bank engaged an outside consultant to perform a management and staffing plan.  The consultant submitted its findings and recommendations to the Bank's board of directors, the FDIC and the TDFI.  The Bank's board of directors submitted its management plan to the Joint Officials in April 2011.  Highlights of the management plan include a reorganization of the Bank’s executive management, internal loan review and credit departments.  The Bank’s loan review department was assigned to the Bank’s risk management department to achieve greater independence.  The Bank also assigned additional responsibilities to the Bank’s new Chief Credit Officer with respect to the credit department and the organization’s underwriting process.  Next, the human resources assigned to the Bank’s collection department were reviewed.  After the review, management concluded that additional personnel were needed to assist the Bank in  collecting and resolving problem loans.

The Bank enhanced its liquidity policy to include additional liquidity measurements and a revised liquidity contingency funding plan.  In addition to the policy updates, the Bank engaged an outside consultant to perform quarterly liquidity analysis for the Bank's Asset–Liability Committee's ("ALCO") review.  The Bank's board of directors has established liquidity goals and is monitors these levels on a quarterly basis.  The June 30, 2011 report was received and reviewed during the August, 2011 ALCO meeting.

The Bank engaged an outside consultant to perform quarterly interest rate risk modeling for the Bank's ALCO committee's review.  The Bank's board of directors has established interest rate sensitivity goals and is monitoring these levels on a quarterly basis.  The March 31, 2011 report was received and reviewed during the May, 2011 ALCO meeting.

The Bank prepared budgets for its 2011 and 2012 fiscal years and submitted the budgets to the FDIC for review.

The Bank prepared a strategic plan and submitted such strategic plan to the FDIC for review.  The primary thrust of the strategic plan is to reduce the Bank's assets to approximately $405 million by December 31, 2011.  The Bank intends to accomplish the reductions by disposing of securities and cash and reducing Federal Home Loan Bank funding and certificates of deposit.  The Bank intends to reduce its loan portfolio to $295 million during this same period.  The reduction in loans and securities will result in a decrease the Bank’s average assets.  A bank’s average assets are included in the calculation of its regulatory capital ratios.  A reduction in average assets will improve the regulatory capital ratios in accordance with the Action Plans.

The Bank has prepared a reduction of delinquencies action plan. The Bank has submitted this plan to the Joint Officials.  Important aspects of the delinquency action plan include a prohibition against an extension of credit for the payment of interest on delinquent loans, a requirement to establish specific collection procedures to be instituted at various stages of a borrower’s delinquency and specific reporting requirements informing members of management and the board of directors about existing past due levels.

In addition, the Bank has charged off all loans classified by the Joint Officials as "loss."  The Bank maintains a tracking report that it submits to the Joint Officials periodically.  Finally, the Bank's board of directors has created a Loan Review Committee to review the asset quality, concentrations and problem credits within the Bank's loan portfolio.

The Bank has addressed all violations and contraventions of policy and has either corrected or is in the process of correcting each such violation or contravention.

The Bank has implemented a technical exception tracking system in order to monitor technical exceptions.  In addition, the Bank has drafted and implemented new procedures aimed at reducing technical exceptions noted by regulators during their examinations of the Bank.

The Bank has not paid common dividends since the inception of the Action Plans.  In 2011, Cornerstone has declared two Preferred Stock dividends.  The first dividend was $0.625 per share.  The first dividend was paid on May 25, 2011 following the Federal Reserve Bank of Atlanta's (the “FRBA”) approval of the dividend on May 23, 2011.  Cornerstone has declared a second dividend in the amount of $0.625 per share with respect to the Preferred Shares.  This dividend was also approved by the FRBA.  The dividend has a record date of March 31, 2011 and a payment date of September 28, 2011.

The Bank is actively monitoring and is not aware of any new extensions of credit to prohibited classified borrowers as of June 30, 2011.

Management and the Board have carefully considered the impact of the Action Plans on the Bank’s current and future operations.  Areas that have received additional attention as a result of the Action Plans include the Bank’s liquidity position, overall balance sheet structure, capital and earnings.  The Bank has considered the impact of deposit interest rate restrictions that may impair the Bank’s ability to raise local certificates of deposit.  Management has placed an emphasis on increasing local deposits, reducing its non-core liabilities and establishing a liquidity contingency plan to address potential problems.  The Bank’s overall balance sheet structure has also been considered.  The reduction in assets has impacted the Bank’s earning assets and therefore the Bank’s net interest income.  To offset this reduction the Bank has reduced its cost of funds as well as its non-interest expense over the last two years.  One of the primary impacts of the Order and the Agreement is the need for additional capital.  Cornerstone has incurred additional time and expense to generate its Preferred Stock offering.  The Preferred Stock has an annual ten percent return which will require additional earnings from the Bank to meet the annual dividend requirement.  The Bank’s earnings have been impacted negatively due to the recent regulatory criticism.  One example of the negative impact on earnings is the increased FDIC insurance premiums have been incurred and will continue to be at an elevated level until the Bank’s overall condition improves.

Noncompliance with the Action Plans could subject the Bank to an array of penalties, ranging from civil money penalties to a termination of the Bank's deposit insurance for more egregious violations of applicable bank rules and regulations.

Item 1. Business

Supervision and Regulation, page 5

3.
We note that you received a letter from the Federal Reserve Bank of Atlanta dated March 30, 2010 which requires the FRBA’s written approval prior to taking certain actions.  To the extent this letter is still in effect, please revise your future annual and periodic reports to disclose the letter’s terms and any material effect the FRBA’s requirements have had on your operations.

Cornerstone’s Response:

In future filings, Cornerstone will provide the following:

Cornerstone received a letter dated March 30, 2010 from its primary banking regulator, the FRBA.  The letter directs Cornerstone to obtain the FRBA's written approval before Cornerstone (i) incurs any indebtedness; (ii) declares or pays any dividends; (iii) redeems any corporate stock; or (iv) makes any other payment representing a reduction in its capital, except for the payment of normal and routine operating expenses.  As noted above, Cornerstone has received FRBA's approval for dividends with respect to the Preferred Shares.  The letter notes that the condition of the Bank has caused Cornerstone to be in "troubled condition" under Regulation Y.  As a result, notice to the FRBA is required before Cornerstone undertakes any changes in senior executive management or directorships, and approval of the FRBA (with the written concurrence of the FDIC) must be obtained before Cornerstone grants or enters into any agreement to provide a golden parachute or severance payment.  To date, Cornerstone is in compliance with the requirements of the FRBA letter.

To date the most significant impact of the FRBA’s letter relates to the payment of dividends on the Preferred Shares.  However, Cornerstone has been able to consistently raise additional capital and the company has generated positive earnings during 2011.  These two elements coupled with the Bank’s stabilization of asset quality have, in Cornerstone’s estimation, led to the approval of the Preferred Shares dividend payments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

4.	Please expand your future filings to present a discussion of the company’s critical accounting estimates.

Cornerstone’s Response:

In future filings Cornerstone will include the following information within Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A):

Critical Accounting Policies

Cornerstone’s accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Our significant accounting policies are described in Note 1, “Summary of Significant Accounting Policies,” to the consolidated financial statements and are integral to understanding the MD&A. Critical accounting policies include the initial adoption of an accounting policy that has a material impact on our financial presentation as well as accounting estimates reflected in our financial statements that require us to make estimates and assumptions about matters that were highly uncertain at the time. Disclosure about critical estimates is required if different estimates that Cornerstone reasonably could have used in the current period would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. The following is a description of our critical accounting policies.

Allowance for Loan Losses

The allowance for loan losses is established and maintained at levels management deems adequate to absorb credit losses inherent in the portfolio as of the balance sheet date. The allowance is increased through the provision for loan and lease losses and reduced through loan and lease charge-offs, net of recoveries. The level of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, underlying estimated values of collateral securing loans, current economic conditions and other factors as well as the level of specific impairments associated with impaired loans. This process involves our analysis of complex internal and external variables and it requires that management exercise judgment to estimate an appropriate allowance.

Changes in the financial condition of individual borrowers, economic conditions or changes to our estimated risks could require us to significantly decrease or increase the level of the allowance. Such a change could materially impact Cornerstone’s net income as a result of the change in the provision for loan losses. Refer to the “Problem Loans and Allowance for Loan Losses” section within the MD&A for a discussion of Cornerstone’s methodology of establishing the allowance as well as Note 1 in the notes to Cornerstone’s consolidated financial statements.

Estimates of Fair Value

Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Cornerstone’s available for sale securities and cash surrender value of life insurance are measured at fair value on a recurring basis. Additionally, fair value is used to measure certain assets and liabilities on a nonrecurring basis. Cornerstone uses fair value on a nonrecurring basis for foreclosed assets and collateral associated with impaired collateral-dependent loans. Fair value is also used in certain impairment valuations, including assessments of goodwill, other intangible assets and long-lived assets.

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Estimating fair value in accordance with applicable accounting guidance requires that Cornerstone make a number of significant judgments. Accounting guidance provides three levels of fair value. Level 1 fair value refers to observable market prices for identical assets or liabilities. Level 2 fair value refers to similar assets or liabilities with observable market data. Level 3 fair value refers to assets and liabilities where market prices are unavailable or impracticable to obtain for similar assets or liabilities. Level 3 valuations require modeling techniques, such as discounted cash flow analyses. These modeling techniques incorporate Cornerstone’s assessments regarding assumptions that market participants would use in pricing the asset or the liability.

Changes in fair value could materially impact our financial results. Refer to Note 13, “Fair Value Disclosures,” in the notes to Cornerstone’s consolidated financial statements for a discussion of the methodology in calculating fair value.

Goodwill

Cornerstone’s policy is to assess goodwill for impairment on an annual basis or between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount. Impairment is a condition that exists when the carrying amount of goodwill exceeds its implied fair value. As more fully described in Note 7, “Goodwill,” in the notes to Cornerstone’s consolidated financial statements, Cornerstone recorded a full goodwill impairment during 2010.

Income Taxes

Cornerstone is subject to various taxing jurisdictions where Cornerstone conducts business.  Cornerstone estimates income tax expense based on amounts expected to be owed to these jurisdictions. Cornerstone evaluates the reasonableness of our effective tax rate based on a current estimate of annual net income, tax credits, non-taxable income, non-deductible expenses and the applicable statutory tax rates. The estimated income tax expense or benefit is reported in the consolidated statements of income.

The accrued tax liability or receivable represents the net estimated amount due or to be received from tax jurisdictions either currently or in the future and are reported in other liabilities or other assets, respectively, in Cornerstone’s consolidated balance sheets. Cornerstone assesses the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other pertinent information and maintains tax accruals consistent with management’s evaluation. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations by tax authorities and newly enacted statutory, judicial and regulatory guidance that could impact the relative merits of tax positions. These changes, if or when they occur, could impact accrued taxes and future tax expense and could materially affect our financial results.

Cornerstone periodically evaluates uncertain tax positions and estimates the appropriate level of tax reserves related to each of these positions. Additionally, Cornerstone evaluates its deferred tax assets for possible valuation allowances based on the amounts expected to be realized. The evaluation of uncertain tax positions and deferred tax assets involves a high degree of judgment and subjectivity. Changes in the results of these evaluations could have a material impact on our financial results. Refer to Note 9, “Income Taxes,” in the notes to Cornerstone’s consolidated financial statements for more information.

5.	Please expand your future filings to address the following:

•	Provide the disclosure required by Item III(B) of Guide III with regard to the amount of loans due after one year that have predetermined interest rates and have floating or adjustable interest rates;

Cornerstone’s Response:

In future filings Cornerstone will include the following information within the MD&A:

The following schedule represents the scheduled maturities of floating and fixed interest rate loans in Cornerstone’s loan portfolio as of December 31, 20xx based on their contractual terms to maturity.  Overdrafts are reported as loans due in less than one year.

	Less than		1 to 5		Over
	1 Year		Years		5 Years		Total
Floating Interest Rate Loans:
Commercial, financial and agricultural	$	xxxx	$	xxxx	$	xxxx	$	xxxx
Real estate-construction		xxxx		xxxx		xxxx		xxxx
Real estate-commercial		xxxx		xxxx		xxxx		xxxx
Real estate-mortgage		xxxx		xxxx		xxxx		xxxx
Consumer		xxxx		xxxx		xxxx		xxxx
Total floating interest rate loans	$	xxxx	$	xxxx	$	xxxx	$	xxxx

Fixed Interest Rate Loans:
Commercial, financial and agricultural	$	xxxx	$	xxxx	$	xxxx	$	xxxx
Real estate-construction		xxxx		xxxx		xxxx		xxxx
Real estate-commercial		xxxx		xxxx		xxxx		xxxx
Real estate-mortgage		xxxx		xxxx		xxxx		xxxx
Consumer		xxxx		xxxx		xxxx		xxxx
Total fixed interest rate loans		xxxx		xxxx		xxxx	$	xxxx
	$	xxxx	$	xxxx	$	xxxx		xxxx
Total loans	$	xxxx	$	xxxx	$	xxxx	$	xxxx

•	Provide the disclosure required by Item III(C)(1) of Guide III with regard to nonaccrual, past due and restructured loans for 5 years;

Cornerstone’s Response:

In future filings Cornerstone will include the following information within the MD&A:

The following table represents delinquent loans, non-accrual loans, and troubled debt restructuring loans as of December 31, for the five years indicated:

	20XX		20XX		20XX		20XX		20XX
Accruing loans that are contractually past due 90-days or more:
Commercial, financial and agricultural	$	xxxx	$	xxxx	$	xxxx	$	xxxx	$	xxxx
Real estate-construction		xxxx		xxxx		xxxx		xxxx		xxxx
Real estate-commercial		xxxx		xxxx		xxxx		xxxx		xxxx
Real estate-mortgage		xxxx		xxxx		xxxx		xxxx		xxxx
Consumer		xxxx		xxxx		xxxx		xxxx		xxxx
Total loans		xxxx	$	xxxx	$	xxxx	$	xxxx	$	xxxx

Non-accruing loans 90-days or more:
Commercial, financial and agricultural	$	xxxx	$	xxxx	$	xxxx	$	xxxx	$	xxxx
Real estate-construction		xxxx		xxxx		xxxx		xxxx		xxxx
Real estate-commercial		xxxx		xxxx		xxxx		xxxx		xxxx
Real estate-mortgage		xxxx		xxxx		xxxx		xxxx		xxxx
Consumer		xxxx		xxxx		xxxx		xxxx		xxxx
Total loans	$	xxxx	$	xxxx	$	xxxx	$	xxxx	$	xxxx

Troubled debt restructurings not
Included above	$	xxxx	$	xxxx	$	xxxx	$	xxxx	$	xxxx
Total loans	$	xxxx	$	xxxx	$	xxxx	$	xxxx	$	xxxx

•	Provide the disclosure required by Item V(D) of Guide III with regard to the maturity of certificates of deposit in amounts of $100,000 or more;

Cornerstone’s Response:

In future filings Cornerstone will provide the following information within the MD&A:

At December 31, 20XX, the scheduled maturity of time deposits is as follows:

Denominations less than $100,000	Balances
Three months or less	$	xxxx
Over three but less than six months		xxxx
Over six but less than twelve months		xxxx
Over twelve months		xxxx
	$	xxxx

Denomination greater than $100,000
Three months or less	$	xxxx
Over three but less than six months		xxxx
Over six but less than twelve months		xxxx
Over twelve months		xxxx
	$	xxxx
Totals	$	xxxx

•
Disclose the information required by Item VII(1) weighted average interest rate thereon and (2) the maximum amount of borrowings outstanding at any month-end during each reported period of Guide III with regard to short-term borrowings.

Cornerstone’s Response:

In future filings Cornerstone will provide the following information within the MD&A:

Cornerstone’s short-term borrowings (borrowings which mature within the next fiscal year) consist primarily of federal funds purchased and securities sold under agreements to repurchase, Federal Home Loan Bank (FHLB) advances, and other borrowings.  Information concerning these short-term borrowings as of and for each of the years in the three-year period ended December 31, 20XX is as follows (dollars in thousands):

At December 31,
	20XX		20XX		20XX
Amounts outstanding at year-end:
Federal funds purchased and securities
sold under agreements to repurchase	$	xxxx	$	xxxx	$	xxxx
FHLB Advances		xxxx		xxxx		xxxx
Other borrowings		xxxx		xxxx		xxxx

Weighted average interest rates at year-end:
Federal funds purchased and securities
sold under agreements to repurchase	$	xxxx	$	xxxx	$	xxxx
FHLB Advances		xxxx		xxxx		xxxx
Other borrowings		xxxx		xxxx		xxxx

Maximum amount of borrowings at any month-end:
Federal funds purchased and securities
sold under agreements to repurchase	$	xxxx	$	xxxx	$	xxxx
FHLB Advances		xxxx		xxxx		xxxx
Other borrowings		xxxx		xxxx		xxxx

Average balances for the year:
Federal funds purchased and securities
sold under agreements to repurchase	$	xxxx	$	xxxx	$	xxxx
FHLB Advances		xxxx		xxxx		xxxx
Other borrowings		xxxx		xxxx		xxxx

Weighted average interest rates for the year:
Federal funds purchased and securities
sold under agreements to repurchase	$	xxxx	$	xxxx	$	xxxx
FHLB Advances		xxxx		xxxx		xxxx
Other borrowings		xxxx		xxxx		xxxx

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 5 – Loans and Allowance for Loan Losses, pages 60-64

6.
We note that you have presented some of the disclosures required by ASU 2010-20 outside the financial statements particularly pursuant to ASC 310-10-50-11B(a)(3) and (d). Please expand future filings to include the disclosures in the body of the financial statements or the notes to the financial statements.

Cornerstone’s Response:

In future filings Cornerstone will include information required by ASU 2010-20 in the notes to the financial statements.  Set forth below is an example of information that would have been included in the notes to the financial statements for December 31, 2010:

During the fourth quarter of 2010, management elected to further revise its allowance for loan losses (ALL) estimate.  Specifically, two changes to this estimation process were incorporated.  First, the Bank increased several specific loan impairments to account for appraisals that were older than one year.  Second, the Bank changed its historical loss look-back period from five years to one year.  Management believes these changes are consistent with generally accepted accounting principles and interagency policy statements published by the Bank’s regulatory agencies.  These changes resulted in a higher ALL calculation and required an additional $3.2 million in provision expense during the fourth quarter of 2010 bringing the total ALL balance as of December 31, 2010 to $9.1 million.

The following details the effects of these changes to ALL by portfolio segment.

		Increase in ALL
	Increase in ALL	due to a change
	to address appraisals	in historic
(amounts in thousands)	older than 1 year	look-back period
Commercial real estate-mortgage	$384	$700
Consumer real estate-mortgage	450	760
Construction and land development	306	300
Commercial and industrial	60	240
Consumer and other	-	-
Total	$1,200	$2,000

7.
Please tell us and expand future filings to provide by portfolio segment a description of the company’s accounting policy and methodology used to estimate the allowance for credit losses pursuant to ASC 310-10-50-11B(a) and a description of the policy for charging off uncollectable financing receivables pursuant to ASC 310-10-50-11B(b).

Cornerstone’s Response:

In future filings Cornerstone will provide information similar to the following within Note 1:

Loan losses are charged off when management believes that the full collectability of the loan is unlikely.  As such, a loan may be partially charged-off after a “confirming event” has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

Allowance for loan losses — The allowance for loan losses is maintained at a level that management believes to be adequate to absorb probable losses in the loan portfolio. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management’s determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, historical loan loss factors, loss experience of various loan segments, identified impaired loans and other factors related to the portfolio. This evaluation is performed at least quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans.

As part of management’s quarterly assessment of the allowance, management divides the loan portfolio into five segments:  commercial-real estate mortgage (includes owner-occupied and all other), consumer-real estate mortgage, construction and land development, commercial and industrial and consumer and other.  Each segment is then analyzed such that a specific and general allocation of the allowance is estimated for each loan segment.

The first general component of Cornerstone’s allowance for loan losses estimate involves the  use of a historic loss model to estimate future losses.  The model includes each of the five loan portfolio segments and records the incurred losses over the last twelve months.  The historic loss percentages derived from this model are then applied to the outstanding non-impaired loan balance for each loan category.  The amounts for each loan category are then summed to determine the amount of loan and lease loss allowance required.

The estimated general loan loss allocation for all five loan portfolio segments is then adjusted for management’s estimate of probable losses for several environmental factors. The allocation for environmental factors is particularly subjective. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and is based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors.  These environmental factors are considered for each of the loan segments, and the general allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various environmental factors.  The assessment also includes an unallocated component.  Cornerstone believes that the unallocated amount is warranted for inherent factors that cannot be practically assigned to individual loan categories, such as the imprecision in the overall loss allocation measurement process, the volatility of the local economies in the markets the Bank serves and imprecision in the credit risk ratings process.
The final component is the specific reserve for loans classified as impaired.  In assessing the adequacy of the allowance, Cornerstone also considers the results of our ongoing independent loan review process.  Cornerstone undertakes this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in the overall evaluation of the risk characteristics of the entire loan portfolio.  Cornerstone’s loan review process includes the judgment of management, independent loan reviewers, and reviews that may have been conducted by third-party reviewers. Cornerstone incorporates relevant loan review results in the loan impairment determination. For each impaired loan, management determines the impaired amount and assigns a specific reserve.  In addition, regulatory agencies, as an integral part of their examination process, will periodically review Cornerstone’s allowance for loan losses, and may require the company to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

8.
Please expand your future filings to provide, as of the date of each statement of financial position presented, the recorded investment in impaired loans by class of financing receivable for the information pursuant to ASC 310-10-50-15(a)(3) and (b).

Cornerstone’s Response:

In future filings Cornerstone will provide the following disclosure:

The following table presents summary information pertaining to impaired loans by loan classification as of December 31, 20XX (in thousands).

For the year ended
	At December 31, 20XX						December 31, 20XX
			Unpaid				Average		Interest
	Recorded		Principal		Related		Recorded		Income
	Investment		Balance		Allowance		Investment		Recognized
Impaired loans without a valuation allowance:
Commercial real estate – mortgage	$	xxxx	$	xxxx			$	xxxx	$	xxxx
Consumer real estate – mortgage		xxxx		xxxx				xxxx		xxxx
Construction and land development		xxxx		xxxx				xxxx		xxxx
Commercial and industrial		xxxx		xxxx				xxxx		xxxx
Consumer and other		xxxx		xxxx				xxxx		xxxx
Total	$	xxxx	$	xxxx			$	xxxx	$	xxxx

Impaired loans with a valuation allowance:
Commercial real estate – mortgage	$	xxxx	$	xxxx	$	xxxx	$	xxxx	$	xxxx
Consumer real estate – mortgage		xxxx		xxxx		xxxx		xxxx		xxxx
Construction and land development		xxxx		xxxx		xxxx		xxxx		xxxx
Commercial and industrial		xxxx		xxxx		xxxx		xxxx		xxxx
Consumer and other		xxxx		xxxx		xxxx		xxxx		xxxx
Total	$	xxxx	$	xxxx	$	xxxx	$	xxxx	$	xxxx

Total impaired loans	$	xxxx	$	xxxx	$	xxxx	$	xxxx	$	xxxx

9.
Please expand your future filings to revise the disclosure pursuant to ASC 310-10-50-29(b) to present the recorded investment in financing receivables by credit quality indicator and for each credit quality indicator, the date or range of dates in which the information was updated for that credit quality indicator pursuant to ASC 310-10-50-29(c).

Cornerstone’s Response:

Cornerstone’s disclosure pursuant to ASC 310-10-50-29(b) to present the recorded investment in financing receivables by credit quality indicator is found at the top of page 62 of Note 5.

In addition, we will expand future filings to provide a discussion similar to the following:

Federal regulations require the Bank to review and classify its assets on a regular basis.  To fulfill this requirement the Bank systematically reviews its loan portfolio to ensure the Bank’s large loan relationships are being maintained within its loan policy guidelines, remains properly underwritten and is properly classified by loan grade.  This review process is performed by the Bank's management, loan review, internal auditors, external auditors, and state and federal regulators.

The Bank’s loan grading process is as follows:

▪	All loans are assigned a loan grade at the time of origination by the relationship manager. Typically, a loan is assigned a loan grade of “pass” at origination.

▪	Loans greater than or equal to $500 thousand are reviewed by the Bank’s internal loan review department within 90 days of origination.

▪	Loan relationships greater than or equal to $1 million are reviewed annually by the internal loan review department.

▪	The Bank’s internal loan review department samples approximately 25 percent of all other loans less than $1 million on an annual basis for review.

▪	If a loan is delinquent 60 days or more or a pattern of delinquency exists the loan will be selected for review.

▪	Generally, all loans on the Bank’s internal watchlist are reviewed annually by internal loan review.

▪	The Bank also contracts with an independent third party to perform loan reviews. This external party reviews approximately 40 percent of the Bank’s loan portfolio annually.

If a loan is classified as a problem asset it will be assigned one of the following loan grades:  substandard, substandard-impaired, doubtful, and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving close attention. When the Bank classifies an asset as substandard, substandard-impaired or doubtful a specific allowance for loan losses may be established.

Item 10. Directors, Executive Officers and Corporate Governance

9.	Please tell us why you have not provided the information required by Item 401(b) of Regulation S-K, and related disclosures.

Cornerstone’s Response:

Cornerstone inadvertently failed to provide the information required by Item 401(b) of Regulation S-K, and related disclosures in its Form 10-K for its fiscal year ended December 31, 2010.  The information relating to Cornerstone’s executive officers is included below.  We confirm that our future filings will include the information required by Item 401(b) of Regulation S-K, and related disclosures.

Name	Age	Position / Title	Term
Nathaniel F. Hughes	53	President of Cornerstone and Bank since April 2003.	Serves at the pleasure of the Board.
Robert B. Watson	55	Executive Vice President-Senior Loan Administrator of the Bank since November 2009.	Serves at the pleasure of the Board.
J.R.Vercoe, Jr.	59	Senior Vice President-Interim Chief Credit Officer of the Bank since January 2011.	Serves at the pleasure of the Board.
Carolyn J. Smith	60	Senior Vice President-Chief Deposit Officer of the Bank since November 2005.	Serves at the pleasure of the Board.
Gary W. Petty, Jr.	37	Senior Vice President-Chief Financial Officer of Cornerstone and Bank since November 2005.	Serves at the pleasure of the Board.

11.
Please amend your Form 10-K to file as exhibits the consent order issued by the Federal Deposit Insurance Corporation on April 2, 2010 and the written agreement entered into with the Tennessee Department of Financial Institutions on April 8, 2010 (unless a public filing of the latter agreement is prohibited, in which case please advise).  We note that the written agreement with the Tennessee Department of Financial Institutions was not filed as an exhibit to the Form 8-K filed April 14, 2010 or any subsequent filings.  Please advise.

Exhibit 32

Cornerstone’s Response:

Cornerstone has amended and filed its Form 10-K for its fiscal year ended December 31, 2010 to include as an exhibit the Order issued by the Federal Deposit Insurance Corporation on April 2, 2010.

With respect to the Written Agreement between the Bank and the Tennessee Department of Financial Institutions, the Bank did not include the Written Agreement as an exhibit to its regular or periodic filings due to the limitations contained in Tenn. Code Ann. § 45-2-1603(c) as to the persons with whom a bank can share its report of examination.  Under guidance from the Tennessee Department of Financial Institutions, the Bank provided the material terms of the Written Agreement in its Form 8-K filed April 14, 2010.

12.
We note that the certifications pursuant to Section 906 of the Sarbanes-Oxley Act are not dated.  Please amend the Form 10-K and include dated certifications.  Confirm that future certifications will be dated.

Cornerstone’s Response:

Cornerstone amended and filed its December 31, 2010 10-K on September 9, 2011 to reflect a certification date.  All future filings will also have a certification date.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures

13.
This disclosure appears to reflect the conclusion of your principal executive officer. Please confirm, if accurate, that this disclosure also reflects the conclusion of your principal financial officer. Revise future filings accordingly.  Refer to Item 307 of Regulation S-K.

Cornerstone’s Response:

In future filings Cornerstone anticipates information similar to the following will be provided:

Under the supervision and with the participation of management, including Cornerstone’s Chief Executive Officer and Chief Financial Officer, Cornerstone has evaluated the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2011 (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, Cornerstone’s disclosure controls and procedures were effective in alerting them on a timely basis to material information relating to Cornerstone (including its consolidated subsidiary) required to be included in Cornerstone’s periodic filings under the Exchange Act.

There were no changes in Cornerstone’s internal control over financial reporting during Cornerstone’s fiscal quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, Cornerstone’s internal control over financial reporting.

In accordance with the request contained in the Staff’s comment letter, Cornerstone hereby acknowledges that:

☐	Cornertone is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	Cornerstone may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact Scott McGinness, Cornerstone’s counsel at (423) 785-8284.

Sincerely,

Cornerstone Bancshares, Inc.

By:	/s/ Nathaniel F.Hughes
Nathaniel F. Hughes-President &
Principal Executive Officer

Cornerstone Bancshares, Inc.

By:	/s/ Gary W. Petty, Jr.
Gary W. Petty, Jr.-Senior Vice President &
Principal Financial Officer